UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On September 4, 2025, Youxin Technology Ltd (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), relating to the Company’s public offering (the “Offering”) of 21,428,571 units (the “Units”) at a public offering price of $0.28, with each Unit consisting of: (i) one Class A Ordinary Share (the “Class A Shares”); (ii) one Series A Warrant to purchase one Class A Share (the “Series A Warrants”); and (iii) one Series B Warrant to purchase such number of Class A Shares as determined in the Class B Warrant (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

Each Series A Warrant is exercisable at an exercise price of $0.28 per share (100% of public offering price per Unit), and each Series B Warrant is exercisable at an exercise price of $0.00001 per share. The Series A Warrants will be exercisable immediately and will expire five years after the closing date and the Series B Warrants will be exercisable immediately with no expiration.

The Series A Warrants and Series B Warrants may be exercised on a cashless basis in accordance with the formula set forth in the warrants, in the event that there is no effective registration statement available for the resale of the underlying Class A Shares.

Beginning on the date that is ten (10) trading days after closing of the offering (the “Initial Adjustment Date”), the exercise price of the Series A Warrants will reset to a price (the “Adjustment Price”) equal to the greater of (a) the Floor Price or (b) the lesser of (i) the then exercise price and (ii) lowest volume weighted average price (VWAP) during the period commencing on the closing date and ending on the Initial Adjustment Date and the number of Class A Shares issuable upon the exercise of the Series A Warrants will be adjusted so that the aggregate exercise price equals the aggregate exercise price at pricing (subject to deduction of exercised Series A Warrants). The Floor Price will initially be 20% of the Nasdaq Minimum Price as defined in Nasdaq Listing Rule 5635(d)(1)(A) on the trading day immediately prior to the pricing of the offering.

The number of the Class A Shares issuable upon the exercise of the Series B Warrants will initially be zero. On the Initial Adjustment Date, the number of Class A Shares issuable upon the exercise of the Series B Warrants will be adjusted to equal an amount equal to the aggregate purchase price paid for the Units at the closing of the offering divided by the Adjustment Price, less the number of Units issued on the closing date (as further described in the Series B Warrant).

In addition, beginning six (6) months after the closing date of the offering and every six (6) months thereafter during the term of the Series A Warrants (each, an “Periodic Adjustment Date”), the Floor Price will be adjusted to equal the lower of (x) the then existing Floor Price and (y) 20% of the Nasdaq Minimum Price as defined in Nasdaq Listing Rule 5635(d)(1)(A) calculated on each Period Adjustment Date, the exercise price of the Series A Warrants will be adjusted and shall equal the greater of (i) the Floor Price and (ii) the lower of (x) the then existing exercise price and (y) the lowest weighted average price during the Periodic Adjustment Period.

The Units have no stand-alone rights and are not certificated or issued as stand-alone securities.

Pursuant to the Underwriting Agreement, the Company also granted to the Underwriter an option to purchase up to 3,214,286 additional Class A Shares (representing 15.0% of the Units sold in the offering), and/or up to an additional 3,214,286 Series A Warrants to purchase an aggregate of an additional 3,214,286 Class A Shares (subject to potential adjustment), representing 15.0% of the Units sold at the closing of the offering from the Company; and 3,214,286 Series B Warrants to purchase additional Class A Shares, representing 15.0% of the Units sold at the closing of the offering by the Company) at the public offering price less underwriting discounts and commissions. The Underwriter may exercise this option in whole or in part at any time within forty-five (45) days after the date of the offering. The underwriter may exercise the over-allotment option with respect to Class A Shares only, warrants only, or any combination thereof.

On September 5, 2025, the Underwriter partially exercised its over-allotment option and purchased additional 3,214,286 Series A warrants and additional 3,214,286 Series B Warrants for a total of 6,428,572 warrants.

The offering closed on September 8, 2025. The Company received net proceeds of approximately $5.0 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds of the Offering for general corporate and working capital purposes.

The Units were offered, issued, and sold pursuant to an effective registration statement on Form F-1 (File No. 333-289453) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) and a final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on September 8, 2025.

The Underwriting Agreement includes customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and as of the specific applicable dates contained in the Underwriting Agreement, were solely for the benefit of the parties to the Underwriting Agreement and were subject to limitations agreed upon by the contracting parties.

The Underwriting Agreement, the Form of Series A Warrant, and the Form of Series B Warrant, are each filed as Exhibit 1.1, Exhibit 4.1, and Exhibit 4.2 to this report and are each incorporated herein by reference, respectively. The foregoing is only a brief description of the terms of the Underwriting Agreement and the Warrants and does not purport to be a complete statement of the rights and obligations of the parties thereto and the transactions contemplated thereby, and each are qualified in their entirety by reference to the full text of such each such exhibit.

On September 5, 2025, the Company issued a press release announcing the pricing and on September 8, 2025, the Company issued a press release announcing the closing of the Offering. Copies of both press releases are attached hereto as Exhibit 99.1 and 99.2 and are incorporated herein by reference.

Exhibit Index:

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 4, 2025, between Youxin Technology Ltd and Aegis Capital Corp.
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
99.1	Press Release, dated September 5, 2025
99.2	Press Release, dated September 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On September 9, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer